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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 1-3920

                           NOTIFICATION OF LATE FILING

(Check One):   |X|Form 10-K        |_|Form 20-F        |_|Form  11-K
               |_|Form 10-Q
                                 |_|Form N-SAR       |_| Form N-CSR

                       For Period Ended: December 31, 2004

|_|  Transition Report on Form 10-K        |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F        |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

                        For the Transition Period Ended:


     Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:
____________________________________________________________________________




                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant   North American Galvanizing & Coatings, Inc.
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Former name if applicable
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Address of principal executive office
(Street and number)  2250 E. 73rd Street, Suite 300
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City, state and zip code  Tulsa, Oklahoma 74136-6832
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                                     PART II
                             RULE 12b-25 (b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described below in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE


     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

     As previously disclosed in North American Galvanizing & Coatings, Inc.'s (the "Company") Current Report on Form 8-K filed on March 2, 2005, the Company recently completed the acquisition of certain hot-dip galvanizing assets located in Canton, Ohio from Gregory Industries, Inc. (the "Acquisition"). As a result of the significant management resources committed to the negotiation and closing of the Acquisition, the Company was not able to complete its financial statements and accompanying footnotes in sufficient time to allow for a review of such items by the Company's independent registered public accounting firm within the 90 day filing period applicable to non-accelerated filers. Such items could not have been completed without unreasonable effort or expense on the part of the Company. The Company intends to file its Form 10-K for the year ended December 31, 2004 on or before the fifteenth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

            Paul R. Chastain
Vice President and Chief Financial Officer                (918) 494-3999
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                 (Name)                            (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                 |X| Yes |_| No


     (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                   North American Galvanizing & Coatings, Inc.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2005              By: /s/ Paul R. Chastain
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                                     Paul R. Chastain,
                                     Vice President and
                                     Chief Financial Officer




















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